SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            CTC COMMUNICATIONS CORP.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    126418102
                                 (CUSIP Number)

                             Nicholas S. Hodge, Esq.
                                Edwards & Angell
                               101 Federal Street
                              Boston, MA 02110-1800
                                 (617) 439-4444

                             Leonard R. Glass, Esq.
                      Law Offices of Leonard R. Glass, P.A.
                                45 Central Avenue
                                  P.O. Box 579
                                Tenafly, NJ 07602
                                 (201) 894-9300

            (Name, address and telephone number of persons authorized
                     to receive notices and communications)


                                 APRIL 10, 1998
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

CUSIP NO.
126418102

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

Robert J. Fabbricatore
###-##-####

2. Check the Appropriate Box if a Member of a Group

         (a)  X

         (b) _____

3.  SEC Use Only

4.  Source of Funds

PF

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

USA

Number of                 7     Sole Voting Power
Shares
Beneficially                          2,716,374

Owned By                  8     Shared Voting Power
Each
Reporting                                     0

Person With               9     Sole Dispositive Power

                                      2,716,374

                           10     Shared Dispositive Power

                                              0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,716,374

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

27.2% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

IN

CUSIP NO.
126418102

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

Robert J. Fabbricatore Family Limited Partnership
02-0485407

2. Check the Appropriate Box if a Member of a Group

         (a)  X
         (b) _____

3.  SEC Use Only


4.  Source of Funds

PF

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

New Hampshire

Number of                 7     Sole Voting Power
Shares
Beneficially                      1,133,239

Owned By                  8     Shared Voting Power
Each
Reporting                                0

Person With               9     Sole Dispositive Power

                                  1,133,239

                         10     Shared Dispositive Power

                                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,133,239

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

11.4% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

PN

CUSIP NO.
126418102

1.  Name of Reporting Person, S.S. or I.R.S. Identification No. of Above Person

Robert J. Fabbricatore, as trustee for Rita Fabbricatore, Danielle Fabbricatore and Douglas Fabbricatore
###-##-####

2. Check the Appropriate Box if a Member of a Group

         (a)  X

         (b) _____

3.  SEC Use Only

4.  Source of Funds

PF

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

USA

Number of                 7     Sole Voting Power
Shares
Beneficially                         62,498

Owned By                  8     Shared Voting Power
Each
Reporting                                  0

Person With               9     Sole Dispositive Power

                                     62,498

                           10     Shared Dispositive Power

                                            0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

62,498

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

0.6% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

IN

CUSIP NO.
126418102

1.  Name of Reporting Person S.S. or  I.R.S. Identification No. of  Above Person

Spectrum Equity Investors II, L.P.
04-3348143

2. Check the Appropriate Box if a Member of a Group

         (a)  X

         (b) _____

3.  SEC Use Only

4.  Source of Funds

WC, 00

5.  Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Delaware

Number of                 7     Sole Voting Power
Shares
Beneficially                     1,446,621*

Owned By                  8     Shared Voting Power
Each
Reporting                                -0-

Person With               9     Sole Dispositive Power

                                  1,446,621*

                           10     Shared Dispositive Power

                                            -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,446,621*

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

12.7% as calculated in accordance with Rule 13d-3(d)(1).

14.  Type of Reporting Person

PN

* Assuming exercise of the Warrant and the conversion of the Preferred Stock, as discussed herein.

ITEM 1.  SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of CTC Communications Corp., a Massachusetts corporation (the "Company").

The principal executive offices of the Company are located at 360 Second Avenue, Waltham, Massachusetts 02154.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement is being filed by Robert J. Fabbricatore ("Fabbricatore"), Robert
J. Fabbricatore Family Limited Partnership ("Fabbricatore Family Partnership"), Robert J. Fabbricatore, as Trustee for Rita Fabbricatore, Danielle Fabbricatore and Douglas Fabbricatore ("Trustee") and Spectrum Equity Investors II, L.P. ("Spectrum") (collectively, the "Filing Persons"). /1/

/1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

Each of the Filing Persons (other than Spectrum), has a business address c/o CTC Communications Corp., 360 Second Avenue, Waltham, Massachusetts 02154. Fabbricatore is the Company's Chairman and Chief Executive Officer. Fabbricatore is also the General Partner of the Fabbricatore Family Partnership. Spectrum's business address is One International Place, 29th Floor, Boston, Massachusetts 02110. Spectrum is a venture capital fund that, among other things, invests in both public and privately held companies. Each of the Filing Persons that is a natural person is a citizen of the United States. The Fabbricatore Family Partnership is a limited partnership established under New Hampshire law. Spectrum is a limited partnership established under Delaware law.

During the last five years, none of the Filing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to a Securities Purchase Agreement, dated as of April 10, 1998, by and among the Company, Spectrum and certain other signatories (the "Purchase Agreement"), Spectrum purchased the Preferred Stock and the Warrant (as defined below). In connection with the Purchase Agreement, the Filing Persons entered into a Voting Agreement, dated as of April 10, 1998 (the "Voting Agreement"), pursuant to which Fabbricatore, Fabbricatore Limited Partnership and Trustee agreed for the duration of the Voting Agreement to vote all of the voting securities of the Company owned or controlled by them to elect as directors of the Company up to two persons nominated for such director positions by the holders of the majority of the outstanding shares of the Series A Preferred Stock (as such term is defined in the Voting Agreement). The initial director designees are Kevin J. Maroni and William P. Collatos.

All of the shares of the Company's Common Stock held by the Fabbricatore Family Partnership and the Trustee were initially acquired by Fabbricatore.
Fabbricatore is the founder and a director of the Company. He acquired all of his shares of the Company's Common Stock during the period beginning in October, 1980 and ending in January, 1995 through a combination of investments, services rendered and stock options granted by the Company. The per share purchase price for the shares of the Company's Common Stock held by Fabbricatore ranged from a low of $.01 per share (in October 1980) to a high of $4.5375 (in January,
1995).1,133,239 shares were transferred in 1996 by Fabbricatore to the Fabbricatore Family Partnership for limited partnership interests of a substantially equivalent value. 62,498 shares were transferred in 1992 to Rita Fabbricatore, Danielle Fabbricatore and Douglas Fabbricatore, with Fabbricatore as Trustee.

On April 10, 1998, Spectrum Investors entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Company. Under the terms of the Purchase Agreement, Spectrum Investors purchased 657,555 shares of the Company's Series A Preferred Stock ("Preferred Stock") which may be converted into shares of the Company's Common Stock on a two-for-one basis, subject to certain adjustments. Assuming the Preferred Stock were converted into Common Stock on April 10, 1998, Spectrum Investors would be the holder of 1,315,110 shares of the Company's Common Stock. Under the terms of the Purchase Agreement, Spectrum Investors was also issued a Warrant ("Warrant") to acquire up to 131,511 shares of the Company's Common Stock for a purchase price of $9.00 per share. The Warrant may be exercised immediately and expires in April, 2003. The aggregate purchase price paid by Spectrum Investors for the Preferred Stock and the Warrant was $11,837,305.11. The funds used for the purchase of the Preferred Stock and the Warrant came from the proceeds of investments by the limited partners in Spectum Investors.

ITEM 4.  PURPOSE OF THE TRANSACTION

Pursuant to the Purchase Agreement, Spectrum Investors, Fabbricatore, Fabbricatore Family Partnership and the Trustee entered into a Voting Agreement, dated as of April 10, 1998, pursuant to which Fabbricatore, Fabbricatore Limited Partnership and Trustee agreed for the duration of the Voting Agreement to vote all of the voting securities of the Company owned or controlled by them to elect as directors of the Company up to two persons nominated for such director positions by the holders of the majority of the outstanding shares of the Series A Preferred Stock (as such term is defined in the Voting Agreement). The initial director designees are Kevin J. Maroni and William P. Collatos. The Filing Persons ability to influence the Company's policies and management as a result of the Voting Agreement may be deemed to constitute an intention to exercise control. Fabbricatore individually and through the Fabbricatore Family Partnership and as Trustee already exercises control over the Company as a result of his Common Stock ownership.

The Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended).

Other than the foregoing, none of the Filing Persons has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Fabbricatore beneficially owns 2,716,374 shares, or a total of 27.2% of a total of 9,974,683 shares of the Company's Common Stock outstanding on February 1, 1998. /2/ Fabbricatore Family Partnership beneficially owns 1,133,239 shares, or a total of 11.4% of a total of 9,974,683 shares of the Company's Common Stock outstanding on February 1, 1998. Trustee beneficially owns 62,498 shares, or a total of 0.63% of a total of 9,974,683 shares of the Company's Common Stock outstanding on February 1, 1998. Assuming exercise of the Warrant and the conversion of the Preferred Stock, Spectrum would beneficially own 1,446,621 shares, or a total of 12.7% of a total of 9,974,683 shares of the Company's Common Stock outstanding on February 1, 1998.

/2/ Based on information contained in the Company's Form 10-Q for the period ending December 31, 1997, the most recent information available from the Company, 9,974,683 shares of Common Stock were issued and outstanding as of February 1, 1998.

None of the Filing Persons beneficially owns any shares of Common Stock as of April 20, 1998 other than as set forth herein. Spectrum Investors disclaims beneficial ownership of all Company securities owned by Fabbricatore, Fabbricatore Family Partnership and Trustee. Each of Fabbricatore, Fabbricatore Family Partnership and Trustee disclaims beneficial ownership of all Company securities owned by Spectrum Investors.

(b) Fabbricatore has sole power to vote or direct the vote of 2,716,374 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 2,716,374 shares of Common Stock, and shared power to dispose or direct the disposition of no shares of Common Stock.

            Fabbricatore Family Partnership has sole power to vote or direct the vote of 1,133,239 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 1,133,239 shares of Common Stock, and shared power to dispose or direct the disposition of no shares of Common Stock.

            Trustee has sole power to vote or direct the vote of 62,498 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 62,498 shares of Common Stock, and shared power to dispose or direct the disposition of no shares of Common Stock.

            Assuming exercise of the Warrant and the conversion of the Preferred Stock, Spectrum would have the sole power to vote or direct the vote of 1,446,621 shares of Common Stock, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of 1,446,621 shares of Common Stock, and shared power to dispose or direct the disposition of no shares of Common Stock.

(c) Other than as set forth herein, no transactions in the Common Stock were effected by the Filing Persons during the past sixty days.

(d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

(e)         Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 10, 1998, Spectrum Investors entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Company. Under the terms of the Purchase Agreement, Spectrum Investors purchased 657,555 shares of the Company's Series A Preferred Stock ("Preferred Stock") which may be converted into shares of the Company's Common Stock on a two-for-one basis, subject to certain adjustments. Assuming the Preferred Stock were converted into Common Stock on April 10, 1998, Spectrum Investors would be the holder of 1,315,110 shares of the Company's Common Stock. Under the terms of the Purchase Agreement, Spectrum Investors was also issued a Warrant ("Warrant") to acquire up to 131,511 shares of the Company's Common Stock for a purchase price of $9.00 per share. The Warrant may be exercised immediately and expires in April, 2003. The aggregate purchase price paid by Spectrum Investors for the Preferred Stock and the Warrant was $11,837,305.11. The funds used for the purchase of the Preferred Stock and the Warrant came from the proceeds of investments by the limited partners in Spectum Investors.

In connection with the Purchase Agreement, Spectrum Investors was also granted certain registration rights with respect to up to 1,446,621 shares of the Company's Common Stock that is may acquire upon conversion of the Preferred Stock and exercise of the Warrant.

Pursuant to the Purchase Agreement, Spectrum Investors, Fabbricatore, Fabbricatore Family Partnership and the Trustee entered into a Voting Agreement, dated as of April 10, 1998, pursuant to which Fabbricatore, Fabbricatore Limited Partnership and Trustee agreed for the duration of the Voting Agreement to vote all of the voting securities of the Company owned or controlled by them to elect as directors of the Company up to two persons nominated for such director positions by the holders of the majority of the outstanding shares of the Series A Preferred Stock (as such term is defined in the Voting Agreement).

Except as described herein, none of the Filing Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1            Joint Filing Agreement, dated as of April 20, 1998.

Exhibit 99.2            Voting Agreement, dated as of April 10, 1998.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  April 20, 1998                  /S/ ROBERT J. FABBRICATORE
                                       ----------------------------
                                       Robert J. Fabbricatore

Date:  April 20, 1998                  /S/ ROBERT J. FABBRICATORE
                                       -----------------------------------------
                                       Robert J. Fabbricatore,
                                       as Trustee for Rita Fabbricatore,
                                       Danielle Fabbricatore and Douglas
                                       Fabbricatore

Date:  April 20, 1998                  Robert J. Fabbricatore  Family Limited
                                       Partnership


                                       BY /S/ ROBERT J. FABBRICATORE
                                       ----------------------------------------
                                       Robert J. Fabbricatore, General Partner

Date:  April 20, 1998                  Spectrum Equity Investors II, L.P.
                                       By:   Spectrum Equity Associates II,
                                                 L.P., its General Partner

                                       By:/S/ KEVIN J. MARONI
                                          -------------------------------------
                                          Kevin J. Maroni, a General Partner

                                  Exhibit 99.1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, $.01 par value per share, of CTC Communications Corp., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.





Date:  April 20, 1998                  /S/ ROBERT J. FABBRICATORE
                                       ----------------------------
                                       Robert J. Fabbricatore

Date:  April 20, 1998                  /S/ ROBERT J. FABBRICATORE
                                       -----------------------------
                                       Robert J. Fabbricatore, as
                                       Trustee for Rita Fabbricatore,
                                       Danielle Fabbricatore and Douglas
                                         Fabbricatore

Date:  April 20, 1998                  Robert J. Fabbricatore  Family Limited
                                         Partnership


                                        BY /S/ ROBERT J. FABBRICATORE
                                        ---------------------------------------
                                        Robert J. Fabbricatore, General Partner

Date:  April 20, 1998                   Spectrum Equity Investors II, L.P.
                                        By:   Spectrum Equity Associates II,
                                                  L.P., its General Partner

                                        By:/S/ KEVIN J. MARONI
                                           ------------------------------------
                                           Kevin J. Maroni, a General Partner

                                  Exhibit 99.2

                                VOTING AGREEMENT


     This Voting Agreement ("Agreement") is made and entered into as of the ___ day of April, 1998 by and among Robert J. Fabbricatore, Robert J. Fabbricatore Family Limited Partnership and Robert J. Fabbricatore as trustee for Rita Fabbricatore, Danielle Fabbricatore and Douglas Fabbricatore (collectively, the "Stockholders") and Spectrum Equity Investors II, L.P. ("Spectrum"). All capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Purchase Agreement referred to below.

                                    RECITALS:

     WHEREAS, pursuant to the Securities Purchase Agreement (the "Purchase Agreement") between the CTC Communications Corp. (the "Company") and Spectrum dated as of the date hereof, Spectrum and certain other purchasers named therein will purchase from the Company 666,666 shares of authorized but unissued Series A Convertible Preferred Stock, $1.00 par value, of the Company (the "Series A Preferred Stock");

     WHEREAS, the Stockholders own in the aggregate 2,715,974 shares of Common Stock of the Company;

     WHEREAS, the parties believe it is in each of their respective best interest to provide for certain rights and obligations with respect to voting for certain directors;

     WHEREAS, Spectrum's willingness to purchase the Series A Preferred Stock is conditioned upon the Stockholders entering into this Agreement and the execution and delivery of this Agreement is a condition precedent to the closing of the transactions contemplated by the Purchase Agreement;

     NOW THEREFORE, in consideration of the foregoing, the mutual covenants herein contained and other consideration, the adequacy of which is hereby acknowledged, the parties hereby agree as follows:

            1.          VOTING AGREEMENT.

                        (a) At each annual or special meeting of the stockholders of the Company occurring on or after the date of this Agreement at which directors of the Company are to be elected, or by a consent in writing of such stockholders in lieu thereof, the Stockholders entitled to vote at such meeting agree to vote (or consent in writing in lieu thereof) all of the voting securities of the Company owned or controlled by them whether now owned or controlled or if ownership or control is hereafter acquired to elect as directors of the Company (i) two persons designated in writing by the holders of a majority of the outstanding shares of Series A Preferred Stock (the "Requisite Series A Holders") if at the time the outstanding shares of Series A Preferred Stock and Preferred Stock Derivatives represent at least seven and 27/100 percent (7.27%) of the Company's Common Stock Deemed Outstanding or (ii) one person designated in writing by the Requisite Series A Holders if at the time the outstanding shares of Series A Preferred Stock and Preferred Stock Derivatives represent at least four and 55/100 percent (4.55%) and less than seven and 27/100 percent (7.27%) of the Company's Common Stock Deemed Outstanding; PROVIDED, HOWEVER, that at such time as the outstanding shares of Series A Preferred Stock and Preferred Stock Derivatives represent less than seven and 27/100 percent (7/27%) but more than four and 55/100 percent (4.55%) of the Company's Common Stock Deemed Outstanding, upon request by the Stockholders, Spectrum agrees to use reasonable efforts to cause one of the directors designated by the Requisite Series A Holders to resign effective immediately; and PROVIDED, FURTHER, that at such time as the outstanding shares of Series A Preferred Stock and Preferred Stock Derivatives represent less than four and 55/100 percent (4.55%), upon request by the Stockholders, Spectrum agrees to use reasonable efforts to cause one or both of the directors designated by the Requisite Series A Holders to resign effective immediately.

                        (b) The initial nominees for directors designated by the
            Requisite Series A Holders pursuant to Section 1(a) hereof shall be Kevin J. Maroni and William P. Collatos.

                        (c) The  Stockholders  agree  not to vote  to  remove  a
            director designated by the Requisite Series A Holders unless so instructed by the Requisite Series A Holders, and if so instructed, the Stockholders shall so vote; PROVIDED, HOWEVER, that at such time as the outstanding shares of Series A Preferred Stock and Preferred Stock Derivatives represent less than seven and 27/100 percent
            (7.27%) but more than four and 55/100 percent (4.55%) of the Company's Common Stock Deemed Outstanding, the Stockholders shall be entitled to vote for the removal of one of the directors designated by the Requisite Series A Holders; and PROVIDED, FURTHER, that at such time as the outstanding shares of Series A Preferred Stock and Preferred Stock Derivatives represent less than four and 55/100 percent (4.55%), the Stockholders shall be entitled to vote for the removal of one or both of the directors designated by the Requisite Series A Holders to resign effective immediately.

     2. TRANSFERS. The Stockholders agree that they will not transfer any of the voting securities of the Company owned or controlled by them, whether now owned or controlled or if ownership or control is hereafter acquired, to an Affiliate of such Stockholder, except pursuant to Rule 144 or a transaction registered under the Securities Act, unless the transferee of any such voting securities agrees to hold the shares so acquired with all the rights conferred by, and subject to the restrictions imposed by, this Agreement and agrees, as a condition of such transfer, to execute and deliver to Spectrum and agreement pursuant to which such transferee agrees to become party to this Agreement and to be bound by all the terms and conditions hereof.

     3. TERMINATION. This Agreement shall terminate upon the earliest to occur of the following:

          (a) the date as of which the outstanding shares of Series A Preferred Stock and Preferred Stock Derivatives represent less than four and 55/100 percent (4.55%) of the Company's Common Stock Deemed Outstanding;

          (b) the date as of which no share of Series A Preferred Stock are outstanding; and

          (c) a written agreement to do so signed by each of Spectrum and the Stockholders.

     4. COMPLETE AGREEMENT. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

     5. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

     6. CHOICE OF LAW. The construction, validity and interpretation of this Agreement shall be governed by the internal law, and not the law of conflicts, of the State of Massachusetts.

     7. REMEDIES. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement. In the event a party hereto brings an action under this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party under or with respect to this Agreement, including without limitation such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

     8. AMENDMENTS. This Agreement may be amended only by a written agreement executed by each of the Stockholders and the Requisite Series A Holders.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                               THE STOCKHOLDERS:


                               /S/ ROBERT J. FABBRICATORE
                               -----------------------------------------------
                               ROBERT J. FABBRICATORE


                               ROBERT J. FABBRICATORE, AS TRUSTEE FOR RITA
                                 FABBRICATORE, DANIELLE FABBRICATORE AND
                                 DOUGLAS FABBRICATORE


                               /S/ ROBERT J. FABBRICATORE
                               ------------------------------------------------
                               ROBERT J. FABBRICATORE FAMILY LIMITED PARTNERSHIP
                               BY: ROBERT J. FABBRICATORE, AS GENERAL PARTNER

                               /S/ ROBERT J. FABBRICATORE
                               -------------------------------------------------
                               ROBERT J. FABBRICATORE


                               SPECTRUM EQUITY INVESTORS II, L.P.
                               BY:   SPECTRUM  EQUITY  ASSOCIATES  II,  L.P.,
                                       ITS GENERAL PARTNER


                               BY: /S/ KEVIN J. MARONI
                               ------------------------------------------------
                               KEVIN J. MARONI, A GENERAL PARTNER